Certificate of Arrangement

Canada Business Corporations Act

Certificat d'arrangement

Loi canadienne sur les sociétés par actions

Nordion Inc.

Corporate name(s) of CBCA applicants / Dénomination(s) sociale(s) de la ou des sociétés LCSA requérantes

411825-1

Corporation number(s) / Numéro(s) de la ou des sociétés

I HEREBY CERTIFY that the arrangement set out in the attached articles of arrangement has been effected under section 192 of the *Canada Business Corporations Act*.

JE CERTIFIE que l'arrangement mentionné dans les clauses d'arrangement annexées a pris effet en vertu de l'article 192 de la *Loi canadienne sur les sociétés par actions*.

Virginie Ethier

Director / Directeur

2014-08-06

Date of Arrangement (YYYY-MM-DD)
Date de l'arrangement (AAAA-MM-JJ)

Industry Canada / Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 14.1
ARTICLES OF ARRANGEMENT
(Section 192)

1- Name of the applicant corporation(s)	Corporation number
Nordion Inc.	4118251

2 - Name of the corporation(s) the articles of which are amended, if applicable	Corporation number
N/A	

3 - Name of the corporation(s) created by amalgamation, if applicable	Corporation number
Nordion (Canada) Inc.	8914036

4 - Name of the dissolved corporation(s), if applicable	Corporation number
N/A	

5 - Name of the other bodies corporate involved, if applicable	Corporation number or jurisdiction
Laboratoires Nordion Inc. Nordion (Canada) Inc.	2697874 3963837

6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected.

In accordance with the plan of arrangement,

☐ a. the articles of the corporation(s) indicated in item 2, are amended.

If the amendment includes a name change, indicate the change below:

N/A

☑ b. the following bodies corporate and/or corporations are amalgamated (*for CBCA corporations include the corporation number*):

Nordion Inc. - 4118251
Laboratoires Nordion Inc. - 2697874
Nordion (Canada) Inc. - 3963837

☐ c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved:

N/A

7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations.

Signature [signature]

Print name Grant Gardiner

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

AUG 06 2014

Canada

Exhibit I

Articles of Amalgamation

Nordion (Canada) Inc.

1. The following corporations are amalgamated pursuant to the terms of the Plan of Arrangement:

   a) Nordion Inc. – 4118251;

   b) Laboratoires Nordion Inc. – 2697874; and

   c) Nordion (Canada) Inc. – 3963837.

2. The name of the amalgamated corporation shall be "Nordion (Canada) Inc." (the "**Corporation**").

3. The registered office of the Corporation shall be located in the province of Ontario.

4. The Corporation is authorized to issue an unlimited number of common shares and preferred shares. The rights, privileges, restrictions and conditions attaching to the common shares and preferred shares are as described in Annexe A hereto.

5. There shall be no restrictions on the transfer of shares in the capital of the Corporation.

6. The Corporation will have a minimum of 3 directors and a maximum of 15 directors.

7. There shall be no restrictions on the business that the Corporation may carry on.

8. Other provisions of the Corporation's articles are set out in Annexe B hereto.

Annexe A

Nordion (Canada) Inc.

I. **The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:**

(a) *Voting*. Each common share shall entitle the holder thereof to receive notice of any meeting of shareholders of Corporation, to attend such meetings and to one (1) vote at all meetings of the shareholders of the Corporation.

(b) *Dividends*. The holders of the common shares shall be entitled to receive during each year, as and when declared by the board of directors, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation.

(c) *Liquidation, etc.* In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(d) *Fractions*. The common shares may be issued in fractions at any time and from time to time.

II. **The preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:**

(a) *Non-Voting*. Subject to the provisions of the CBCA or as otherwise provided herein, the holders of the preferred shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.

(b) *Dividends*. The holders of the preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the common shares or any other shares ranking junior to the preferred shares, non-cumulative dividends at a fixed rate of one third of one percent (1/3 of 1%) per month calculated on the Redemption Price (as hereinafter defined in paragraph II(f)) of each such share, payable in money, property or by the issue of fully paid shares of any class of the share capital of the Corporation. The holders of the preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) *Liquidation, etc.* In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other

distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive for each preferred share, in preference and priority to any distribution of the property of the Corporation to the holders of the common shares or to any other shares ranking junior to the preferred shares, an amount equal to the Redemption Price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.

(d) *Redemption by Corporation.* The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding preferred shares on payment for each preferred share to be redeemed at the Redemption Price plus all declared and unpaid dividends thereon.

(e) *Purchase for Cancellation.* The Corporation may purchase for cancellation at any time all, or from time to time any part, of the preferred shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(f) *Redemption Price.* For the purposes of the foregoing paragraphs II(b), (c), (d), and (e), and as adjusted for fractional shares, the **"Redemption Price"** of each whole preferred share shall be an amount equal to the quotient obtained by dividing (i) the Redemption Amount by (ii) the number of whole preferred shares issued and outstanding at each time.

(g) *No Change.* No change to any of the provisions of paragraphs II(a) to (f) or of this paragraph (g) shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the issued preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the preferred shares, in addition to any other approval required by the CBCA.

(h) *Fractions.* The preferred shares may be issued or redeemed in fractions at any time and from time to time.

III. Interpretation

"Plan of Arrangement" means and refers to the plan of arrangement, made in accordance with the Arrangement Agreement dated March 28, 2014, entered into by Nordion Inc., STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc. and attached as Appendix "A" to the management information circular of Nordion Inc. dated

April 22, 2014 relating to the annual and special meeting of shareholders of Nordion Inc., subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order, with the prior written consent of Corporation and Purchaser, each acting reasonably.

The items not otherwise defined herein have the meaning ascribed to them in the Plan of Arrangement.

Annexe B

Nordion (Canada) Inc.

OWNERSHIP AND VOTING RESTRICTIONS

1. **Interpretation**

1.1 In these Ownership and Voting Restrictions, all terms that are not defined have the meanings attributed to those terms in the *Nordion and Theratronics Divestiture Authorization Act* (the "**Nordion Act**") and the *Canada Business Corporations Act* (the "**CBCA**") and

"**associate**" – a person is an associate of a non-resident if

(a) one is a corporation of which the other is an officer or director;

(b) one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(c) one is a partnership of which the other is a partner;

(d) one is a trust of which the other is a trustee;

(e) both are corporations controlled by the same person;

(f) both are members of a voting trust that relates to voting shares of the Corporation;

(g) both are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation; or

(h) both are at the same time associates, within the meaning of any of paragraphs (a) to (g), of the same non-resident.

Notwithstanding the foregoing, for the purposes of this definition,

(i) where a resident who, but for this paragraph, would be an associate of a non-resident submits to the Corporation a statutory declaration stating that no voting shares of the Corporation held or to be held by the resident are or will be, to the resident's knowledge, held in the right of, for the use or benefit of or under the control of any non-resident of which, but for this paragraph, the resident would be an associate, that resident and that non-resident are not associates so long as the voting shares held by the resident are not held contrary to the statements made in the declaration;

(j) two corporations are not associates pursuant to paragraph (h) by reason only that pursuant to paragraph (a) each is an associate of the same individual; and

(k) where it appears from the central securities register of the Corporation that any person holds, beneficially owns or controls voting shares to which are attached not more than the lesser of two one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of the Corporation and two thousand such votes, that person is not an associate of anyone else and no one else is an associate of that person.

"control" –

(a) a body corporate is controlled by a person if

 (i) securities of the body corporate to which are attached more than 50 percent of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person, and

 (ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

(b) a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than 50 percent of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"corporation" includes a body corporate, partnership and unincorporated organization;

"directors' determination" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 10;

"excess voting shares" means voting shares held, beneficially owned or controlled in contravention of the non-resident share constraint;

"non-resident" means

(a) an individual, other than a Canadian citizen, who is not ordinarily resident in Canada,

(b) a corporation incorporated, formed or otherwise organized outside Canada,

(c) a foreign government or an agency thereof,

(d) a corporation controlled by non-residents as defined in any of paragraphs (a) to (c),

(e) a trust

(i) established by a non-resident as defined in any of paragraphs (b) to (d), other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents, or

(ii) in which non-residents as defined in any of paragraphs (a) to (d) have more than 50 percent of the beneficial interest, or

(f) a corporation that is controlled by a trust described in paragraph (e);

"**non-resident share constraint**" has the meaning set forth in subsection 2.1;

"**non-resident voting constraint**" has the meaning set forth in subsection 3.1;

"**person**" includes an individual, corporation, government or agency thereof, trustee, executor, administrator and other legal representative;

"**principal stock exchange**" means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of the Corporation;

"**resident**" means an individual, corporation, government or agency thereof or trust that is not a non-resident;

"**sell-down notice**" has the meaning set forth in subsection 4.2;

"**shareholder default**" has the meaning set forth in paragraph 4.2(d);

"**shareholder's declaration**" means a declaration made in accordance with section 11;

"**suspension**" has the meaning set forth in subsection 5.1 and "suspend", "suspended" and similar expressions have corresponding meanings; and

"**voting share**" means a share carrying voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security.

1.2 Any provision of these Ownership and Voting Restrictions that may be read in a manner that is inconsistent with the Nordion Act shall be read so as to be consistent therewith. In the event of any inconsistency between the Articles and the CBCA, or anything issued, made or established under that Act, these Articles prevail to the extent of the inconsistency.

1.3 For greater certainty, no person is presumed to be an associate of any other person for the purposes hereof solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by

means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

1.4 For the purposes of these Ownership and Voting Restrictions:

(a) where voting shares of the Corporation are held, beneficially owned or controlled, directly or indirectly, by two or more persons jointly, the number of voting shares held, beneficially owned or controlled, directly or indirectly, by each such person shall include the number of voting shares held, beneficially owned or controlled, directly or indirectly, jointly with such other persons;

(b) where one or more joint holders of beneficial owners of or persons controlling voting shares is a non-resident, the voting shares are deemed to be held, beneficially owned or controlled, directly or indirectly, by such non-resident;

(c) where a person who was not a non-resident becomes a non-resident on any day, the day of acquisition or registration in respect of the acquisition of the voting shares held, beneficially owned or controlled, directly or indirectly, by such person shall be deemed to be the day that such person became a non-resident; and

(d) references to shares "of" a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

1.5 If any law of Canada or a province applicable to the Corporation should become prescribed for the purposes of Section 46 or Section 174(1)(c) of the CBCA, these Articles shall be read as if the constraints imposed hereby included constraints in order to assist the Corporation or any of its affiliates or associates (as such terms are defined in the CBCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control and such specified level of Canadian ownership or control shall be the level of Canadian ownership or control designated by such prescribed law of Canada or a province.

1.6 In these Ownership and Voting Restrictions, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

2. Non-Resident Share Constraints

2.1 Subject to section 8, non-residents, together with the associates thereof, shall not hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 25 percent of the votes that may ordinarily be cast to elect directors of the Corporation. (The foregoing prohibition is referred to in these Ownership and Voting Restrictions as the "non-resident share constraint".)

2.2 If it appears from the central securities register of the Corporation or if the directors determine that there is a contravention of the non-resident share constraint:

(a) the Corporation shall make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which voting shares are traded of the contravention; and

(b) the Corporation shall not:

(i) accept any subscription for voting shares from any non-resident;

(ii) issue any voting shares to any non-resident; or

(iii) register or otherwise recognize the transfer of any voting share s from any resident to any non-resident.

2.3 If it appears from the central securities register of the Corporation, or if the directors determine that, after any proposed subscription, issue or transfer of voting shares to a non-resident, there would be a contravention of the non-resident share constraint, the Corporation shall not:

(a) accept the proposed subscription for voting shares;

(b) issue the proposed voting shares; or

(c) register or otherwise recognize the proposed transfer.

3. Non-resident Voting Constraints

3.1 Subject to section 8, if the directors determine that on any motion made at any meeting of shareholders of the Corporation more than 25 percent of the votes cast, in person or by proxy, have been cast in respect of voting shares that are held, beneficially owned or controlled, directly or indirectly, by non-residents, all votes cast, in person or by proxy, in respect of such voting shares on that motion shall be proportionally adjusted so that such votes cast equal 25 percent of all votes cast. (The foregoing adjustment is referred to in these Ownership and Voting Restrictions as the "non-resident voting constraint".)

4. Sell-Down Notice

4.1 If the directors determine that there is a contravention of the non-resident share constraint and that to do so

(i) would be permitted under the CBCA;

(ii) would be practicable; and

(iii) would not be unfairly prejudicial to, and would not unfairly disregard the interests of, non-residents who hold, beneficially own or control, directly or indirectly, voting shares;

the Corporation shall send a sell-down notice to the registered holders of such of those voting shares as shall be chosen on the basis of inverse order to the order of acquisition or registration of all non-residents, by lot or by such other method that is authorized by a directors' determination.

4.2 Any notice (a "**sell-down notice**") sent to a registered holder of voting shares pursuant to the foregoing shall:

(a) specify in reasonable detail the nature of the contravention of the non-resident share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in section 2;

(b) request an initial or further shareholder's declaration;

(c) specify a date, which shall be not less than 60 days, after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of;

(d) state that unless the registered holder either:

(i) sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the non-resident share constraint and provides to the Corporation, in addition to the shareholder's declaration requested pursuant to paragraph 4.2(b), written evidence satisfactory to the Corporation of such sale or other disposition; or

(ii) provides to the Corporation, in addition to the shareholder's declaration requested pursuant to paragraph 4.2(b), written evidence satisfactory to the Corporation that no such sale or other disposition of excess voting shares is required;

such default (a "**shareholder default**") shall result in the consequence of suspension pursuant to section 5 and may result in the consequence of sale in accordance with section 6 without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences;

(e) provide such further information or statements as required by the CBCA.

4.3 If, following the sending of a sell-down notice, written evidence is submitted to the Corporation for purposes of subparagraph 4.2(d)(ii), the Corporation shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied the Corporation that no sale or other disposition of excess voting shares is required. If the evidence has so satisfied the Corporation, such sell-down notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied the Corporation, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to paragraphs 4.2(c) and (d). In either case, the 60-day period referred to in

paragraph 4.2(c) shall be automatically extended to the end of the 10-day period referred to in this section 4.3 if such 10-day period extends beyond such 60-day period.

5. **Suspension**

5.1 In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(a) all of the voting shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

(b) no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(c) subject to subsection 10.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(d) the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other communication from the Corporation to any person in respect of such voting shares; and

(e) no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in these Ownership and Voting Restrictions as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of the Corporation on a basis that does not result in contravention of the non-resident share constraint.

5.2 The directors of the Corporation shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned or controlled in contravention of the non-resident share constraint. For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to section 9.1, shall have no retroactive effect.

6. **Sale**

6.1 In the event of a shareholder default in respect of any registered holder of voting shares, the Corporation may elect by directors' determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 6 and section 7.

6.2 The Corporation may sell any excess voting shares in accordance with this section 6:

(a) on the principal stock exchange on which such shares are listed for trading; or

(b) if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of the Corporation shall determine; or

(c) if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of the Corporation shall determine,

the whole with a view to obtaining the best sale price available in the circumstances at the time of sale.

6.3 The net proceeds of sale of excess voting shares sold in accordance with this section 6 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

6.4 For all purposes of a sale of excess voting shares in accordance with this Section, the Corporation is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

7. Procedures Relating to Sale

7.1 In the event of any sale of excess voting shares in accordance with section 6, the Corporation shall deposit an amount equal to the amount of the net proceeds of sale price, in a special interest bearing account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the excess voting shares. Any interest earned on any amount so deposited shall accrue to the benefit of the registered holder.

7.2 From and after any deposit made pursuant to section 7.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold, other than the right to receive the funds so deposited on presentation and surrender of the certificates representing the excess voting shares sold.

7.3 If a part only of the voting shares represented by any certificate is sold in accordance with section 6, the Corporation shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the voting shares.

7.4 So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made pursuant to section 7.1, the Corporation shall send a notice to the registered holder of the excess voting shares sold and the notice shall state:

(a) that a specified number of voting shares has been sold;

(b) the amount of the net proceeds of sale;

(c) the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale; and

(d) all other relevant particulars of the sale.

7.5 For greater certainty, the Corporation may sell excess voting shares in accordance with section 6, despite the fact that the Corporation does not possess the certificates representing the excess voting shares at the time of the sale. If, in accordance with section 6, the Corporation sells excess voting shares without possession of the certificates representing the excess voting shares, the Corporation shall issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold. If, in accordance with section 6, the Corporation sells excess voting shares without possession of the certificates representing the excess voting shares and, after the sale, a person establishes that it is a bona fide purchaser of the excess voting shares sold, then, subject to applicable law:

(a) the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale by the Corporation validly issued and outstanding voting shares in addition to the excess voting shares sold; and

(b) notwithstanding subsection 7.2, the Corporation is entitled to the deposit, together with interest, made pursuant to subsection 7.1 and shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

8. Exceptions

8.1 Notwithstanding section 2 and 3, the non-resident share constraint and the non-resident voting constraint shall not apply in respect of voting shares of the Corporation that are held:

(a) by one or more underwriters solely for the purpose of distributing the voting shares to the public;

(b) by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both; and

(c) by any person if the acquisition of those shares by that person:

(i) is an investment that, under sections 21 to 23 of the *Investment Canada Act*, is, or is deemed, likely to be of net benefit to Canada; and

(ii) is not prohibited under Part IV.1 of the *Investment Canada Act*.

8.2 Notwithstanding sections 2 and 3, the non-resident share constraint and the non-resident voting constraint shall not apply in respect of voting shares of the Corporation referred to in paragraph 8.1(c) that are subsequently held by any other person.

9. Saving Provisions

9.1 Notwithstanding any other provision of these Ownership and Voting Restrictions:

(a) the directors of the Corporation may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of these Ownership and Voting Restrictions where the contravention of the non-resident share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

(b) where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors' determination of a contravention of the non-resident share constraint, the directors of the Corporation shall declare and pay the dividend or make the distribution if they subsequently determine that no such contravention occurred.

9.2 If the Corporation suspends voting shares in accordance with section 5, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of such action is that any person and the associates of that person who, prior to such action, were not in contravention of the non-resident constraint are, after such action, in contravention, then, notwithstanding any other provision of these Ownership and Voting Restrictions, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the non-resident constraint.

9.3 Notwithstanding any other provision of these Ownership and Voting Restrictions, a contravention of the non-resident share constraint shall have no consequences except those that are expressly provided for in these Ownership and Voting Restrictions. For greater certainty but without limiting the generality of the foregoing:

(a) no transfer, issue or ownership of, and no title to, voting shares;

(b) no resolution of shareholders; and

(c) no act of the Corporation, including any transfer of property to or by the Corporation;

shall be invalid or otherwise affected by any contravention of the non-resident share constraint or the failure to make the adjustment required pursuant to the non-resident voting constraint.

10. Directors' Determinations

10.1 The directors of the Corporation shall have the sole right and authority to administer the provisions of these Ownership and Voting Restrictions and to make any determination required or contemplated hereunder. In so acting, the directors of the Corporation shall enjoy, in addition to the powers set forth in these Ownership and Voting Restrictions, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of these Ownership and Voting Restrictions. The directors of the Corporation shall make on a timely basis all determinations necessary for the administration of the provisions of these Ownership and Voting Restrictions and, without limiting the generality of the foregoing, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the non-resident ownership constraint has occurred or will occur, the directors shall make a determination with respect to the matter. Any directors' determination that is not inconsistent with the Nordion Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

(a) their power to make a directors' determination in respect of any particular matter to a committee of the board of directors; and

(b) any of their other powers under these Ownership and Voting Restrictions in accordance with subsection 115(3) or paragraph 121(a) of the CBCA.

10.2 The directors of the Corporation shall make any directors' determination contemplated by section 2:

(a) after the relevant shareholder's declarations have been requested and received by the Corporation, only:

(i) on a basis consistent with those shareholder's declarations; or

(ii) if the directors of the Corporation are of the opinion that the shareholder's declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder's declarations that do contain adequate and accurate information; or

(b) whether or not any shareholder's declaration has been requested or received by the Corporation; only if the directors of the Corporation believe and have reasonable grounds for believing that they have sufficient information to make the directors' determination, that the consequences of the directors' determination would not be inequitable to those affected by it and that it would

be impractical, under all the circumstances, to request or to await the receipt of any shareholder's declaration.

10.3 In administering the provisions of these Ownership and Voting Restrictions, including, without limitation, in making any directors' determination in accordance with section 10.2 or otherwise, the directors of the Corporation may rely on any information on which the directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer or employee of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

10.4 In administering the provisions of these Ownership and Voting Restrictions, including, without limitation, in making any directors' determination, the directors shall act honestly and in good faith. Provided that the directors of the Corporation so act, they shall not be liable to the Corporation and neither they nor the Corporation shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to these Ownership and Voting Restrictions. To the extent that, in accordance with subsection 10.1, any other person exercises the powers of the directors of the Corporation under these provisions, this section 10.4 applies mutatis mutandis.

10.5 Any directors' determination required or contemplated by these Ownership and Voting Restrictions shall be expressed and conclusively evidenced by a resolution duly adopted.

11. Shareholder's Declarations

11.1 For purposes of monitoring the compliance with and of enforcing the provisions of these Ownership and Voting Restrictions, the directors of the Corporation may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall determine from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

11.2 A shareholder's declaration shall be in the form from time to time determined by the directors of the Corporation pursuant to subsection 11.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limitation, any shareholder's declaration may be required to contain information with respect to:

(a) whether the person is the beneficial owner of or controls particular voting securities or whether any other person is the beneficial owner of or controls those voting securities;

(b) whether the person is an associate of any other person, including whether the person and any other person act, or are parties to an agreement or an arrangement, a purpose of which is to require them to act, in concert with respect to their interests, direct or indirect, in the Corporation; and

(c) whether the person or any other beneficial owner of the voting securities is a resident or a non-resident.

Exhibit II

Plan of Arrangement

See attached.

#11102087

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"**AmalCo**" has the meaning set forth in Section 3.1(d).

"**AmalCo Common Shares**" means the common shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

"**AmalCo Dissenting Common Shares**" has the meaning set forth in Section 3.1(g)(ii).

"**AmalCo Dissenting Preferred Shares**" has the meaning set forth in Section 3.1(f)(ii).

"**AmalCo Fractional Common Share**" has the meaning set forth in Section 3.1(d)(iii).

"**AmalCo Fractional Preferred Share**" has the meaning set forth in Section 3.1(d)(iii).

"**AmalCo Preferred Shares**" means the preferred shares in the capital of AmalCo, having the rights and restrictions set forth in Schedule A.

"**Arrangement**" means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement or Section 6.1 or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

"**Arrangement Agreement**" means the arrangement agreement dated March 28, 2014 among Purchaser, Guarantors and Corporation and any amendment thereto made in accordance with such Arrangement Agreement.

"**Arrangement Resolution**" means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule "B" to the Arrangement Agreement.

"**Articles of Arrangement**" means the articles of arrangement of Corporation in respect of the Arrangement, required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to Corporation and Purchaser, each acting reasonably.

"**Board**" means the board of directors of Corporation as constituted from time to time.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Ottawa, Ontario.

"**CBCA**" means the *Canada Business Corporations Act*.

"**CanadaCo**" means Laboratoires Nordion Inc.

"**Certificate of Arrangement**" means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

"**Circular**" means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

"**Common Shares**" means the common shares in the capital of Corporation.

"**Consideration**" means $13.00 in cash per Common Share.

"**Contemplated Reorganization Transaction**" has the meaning ascribed thereto in the Arrangement Agreement.

"**Corporation**" means Nordion Inc.

"**Corporation Loan**" means a loan by the Corporation to Purchaser in the amount by which, if any, (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c) exceeds (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date), plus the amount of any available cash on hand as determined by Corporation in accordance with Section 2.10 of the Arrangement Agreement.

"**Court**" means the Ontario Superior Court of Justice (Commercial List).

"**Depositary**" means CST Trust Company.

"**Director**" means the Director appointed pursuant to Section 260 of the CBCA.

"**Dissent Shares**" means Common Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights.

"**Dissent Rights**" has the meaning specified in Section 4.1(a).

"**Dissenting Shareholder**" means a registered holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such Shareholder.

"**DSUs**" means, collectively, the outstanding deferred share units issued under the Equity Incentive Plan and under the DSU Director Plan.

"**DSU Director Plan**" means Corporation's amended and restated deferred share unit plan for non-executive directors of the Board, as approved by the Board on September 14, 2010 and amended on December 9, 2010.

"**Effective Date**" means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

"**Effective Time**" means 12:01 a.m. (Ottawa time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

"**Equity Incentive Plan**" means Corporation's amended and restated equity incentive plan, as approved by the Board on March 5, 2013.

"**Final Order**" means the final order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Corporation and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Corporation and Purchaser, each acting reasonably) on appeal.

"**Governmental Entity**" means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (ii) any subdivision, agent or authority of any of the above, (iii) any quasi-governmental body, professional body or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (iv) any stock exchange.

"**Guarantors**" means, collectively, STHI Holding Corp., STHI Intermediate Holding Corp. and Sterigenics International LLC.

"**Interim Order**" means the interim order of the Court in a form acceptable to Corporation and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Corporation and Purchaser, each acting reasonably.

"**Letter of Transmittal**" means the letter of transmittal to be sent by Corporation to Shareholders in connection with the Arrangement.

"**Lien**" means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute.

"**Meeting**" means the special meeting of Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by Purchaser.

"**Nordion Act**" means the *Nordion and Theratronics Divestiture Authorization Act*.

"**Nordion Act Amendments**" means the amendments to the Nordion Act which have received Royal Assent in accordance with the *Royal Assent Act* and have come into force as contemplated by Section 6.1(f) of the Arrangement Agreement.

"**Nordion Articles**" means the articles of Nordion Canada.

"**Nordion Articles of Amalgamation**" means the articles of amalgamation attached as Exhibit I (i) amending the Nordion Articles to reflect the Nordion Act Amendments, (ii) creating the AmalCo Common Shares and the AmalCo Preferred Shares and (iii) providing for the amalgamation of the Corporation, CanadaCo and Nordion Canada.

"**Nordion Canada**" means Nordion (Canada) Inc.

"**Options**" means the outstanding options to purchase Common Shares pursuant to the Stock Option Plan.

"**Parties**" means Corporation, Purchaser and each of the Guarantors and "**Party**" means any one of them.

"**Person**" includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

"**Plan of Arrangement**" means this plan of arrangement pursuant to Section 192 of the CBCA, as amended, restated, varied, modified or supplemented from time to time, in accordance with the terms herein.

"**PUC Amount**" means Cdn$323,699,460.

"**Purchaser**" means 8832528 Canada Inc. or its successors and permitted assigns in accordance with the Arrangement Agreement.

"**Purchaser Consideration**" means an amount equal to the Consideration less the Redemption Consideration.

"**Redemption Amount**" means an amount equal to the lesser of (i)(A) $300 million less (B) the amount required to satisfy all amounts payable on account of Options, DSUs and RSUs in accordance with Section 3.1(c); and (ii) the PUC Amount (as converted to United States dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date).

"**Redemption Consideration**" means an amount equal to the quotient obtained by dividing the Redemption Amount by the number of Common Shares issued and outstanding at the Effective Time.

"**Reorganization Documents**" means the documents giving effect, as at the Effective Time, to any Contemplated Reorganization Transaction in accordance with Section 4.6 of the Arrangement Agreement.

"**RSUs**" means the outstanding restricted share units issued under the Equity Incentive Plan.

"**Shareholders**" means the registered or beneficial holders of the Common Shares, the AmalCo Common Shares or the AmalCo Preferred Shares as the context requires.

"**Stock Option Plan**" means, collectively, Corporation's stock option plan, as amended and approved by the Board on March 5, 2013 and the stand-alone inducement stock option plan dated January 24, 2013.

"**Subsidiary**" has the meaning specified in National Instrument 45-106 *Prospectus and Registration Exemptions*.

"**Tax Act**" means the *Income Tax Act* (Canada) and the regulations promulgated thereunder, as amended, from time to time.

"**Total Consideration**" means an amount equal to the number of Common Shares issued and outstanding at the Effective Time multiplied by the Consideration.

1.2 Currency

All references to United States dollars, or to $, are expressed in United States dollars. All references to Cdn$ are expressed in Canadian dollars.

1.3 Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

1.4 Certain Phrases, etc.

The words (i) "including", "includes" and "include" mean "including (or includes or include) without limitation", (ii) "the aggregate of", or a phrase of similar meaning means "the aggregate, without duplication, of," and (iii) "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

1.5 References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal representatives and successors.

1.6 Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

1.7 Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.8 Time References

References to time are to local time, Ottawa, Ontario.

ARTICLE 2
BINDING EFFECT

2.1 Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, shall become effective, and be binding on Purchaser, Guarantors, Corporation, CanadaCo, Nordion Canada, AmalCo, the Shareholders, the holders of Options, RSUs and DSUs and the Depository in each case at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided herein.

ARTICLE 3
ARRANGEMENT

3.1 Steps to the Arrangement

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following order without any further authorization, act or formality:

(a) first, if applicable, Corporation shall advance to Purchaser the Corporation Loan;

(b) second, each outstanding Option, DSU and RSU shall be deemed to have been vested;

(c) third, the following transactions shall occur simultaneously:

  (i) each outstanding Option with an exercise price per Common Share lower than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired and cancelled by Corporation in exchange for a cash payment equal to the Consideration, less the applicable exercise price per Common Share in respect of such Option;

  (ii) each outstanding Option with an exercise price per Common Share equal to or greater than the Consideration (provided that any exercise price set forth in Canadian dollars shall be converted to United States dollars using the Bank of Canada noon exchange rate on the date being five (5) Business Days prior to the Effective Date) shall be acquired or cancelled by Corporation without any consideration; and

  (iii) each outstanding RSU and DSU shall be acquired or cancelled by Corporation in exchange for a cash payment equal to the amount of the Consideration;

(d) fourth, Corporation, CanadaCo and Nordion Canada shall amalgamate with the same effect as under Section 184 of the CBCA (as so amalgamated, "**AmalCo**"), such that:

  (i) the Nordion Articles of Amalgamation shall be the articles of amalgamation of AmalCo;

  (ii) Nordion (Canada) Inc. shall be the name of AmalCo;

  (iii) each issued and outstanding Common Share shall be cancelled and exchanged for (A) a fraction of an AmalCo Preferred Share equal to the quotient obtained by dividing the Redemption Amount by the Total Consideration (each such fraction of a share, an "**AmalCo Fractional Preferred Share**") and (B) a fraction of an AmalCo Common Share equal to 1 minus the fraction equal to an AmalCo Fractional Preferred Share (each such fraction of a share, an "**AmalCo Fractional Common Share**");

  (iv) there shall be added to the stated capital and the paid-up capital of the AmalCo Preferred Shares an amount equal to the Redemption Amount (as converted to Canadian dollars using the Bank of Canada noon exchange rate on the Business Day immediately preceding the Effective Date);

  (v) there shall be added to the stated capital and the paid-up capital of the AmalCo Common Shares an amount equal to the difference between the PUC Amount and the amount added to the stated capital and the paid-up capital of the AmalCo Preferred Shares pursuant to (iii) above; and

  (vi) the shares of CanadaCo and Nordion Canada shall be cancelled without any repayment of capital in respect thereof;

(e) fifth, the Reorganization Documents shall become effective and AmalCo shall implement the actions provided therein;

(f) sixth, the following transactions shall occur simultaneously:

(i) AmalCo shall redeem all of the AmalCo Preferred Shares, other than the AmalCo Dissenting Preferred Shares, pursuant to which each AmalCo Fractional Preferred Share shall be cancelled by AmalCo in exchange for a cash payment equal to the amount of the Redemption Consideration for each AmalCo Fractional Preferred Share and the name of each Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(ii) all AmalCo Preferred Shares held by Dissenting Shareholders (the "**AmalCo Dissenting Preferred Shares**") shall be deemed to have been redeemed and cancelled by Corporation in accordance with Section 4.1 and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Preferred Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; and (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Preferred Shares;

(g) seventh, the following transactions shall occur simultaneously:

(i) each AmalCo Fractional Common Share, other than the AmalCo Dissenting Common Shares, shall, without any further action by or on behalf of a Shareholder, be assigned and transferred by the Shareholder thereof to Purchaser (free and clear of all Liens) in exchange for a cash payment equal to the amount of the Purchaser Consideration for each AmalCo Fractional Common Share and (A) the name of each such Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (B) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and

(ii) all AmalCo Common Shares held by Dissenting Shareholders (the "**AmalCo Dissenting Common Shares**") shall be deemed to have been transferred (free and clear of all Liens) to Purchaser in accordance with Section 4.1, and (A) the Dissenting Shareholders shall cease to be the holders of such AmalCo Dissenting Common Shares and to have any rights as Shareholders other than the right to be paid the fair value for the Dissent Shares as set out in Section 4.1; (B) the name of each such Dissenting Shareholder shall be removed as Shareholder from the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares; and (C) Purchaser shall be deemed to be the transferee of such AmalCo Common Shares (free and clear of any Liens) and shall be entered in the registers of Shareholders maintained by or on behalf of AmalCo for the AmalCo Common Shares;

(h) eighth, each of the Stock Option Plan, DSU Director Plan and Equity Incentive Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect).

In no event shall any Shareholder (excluding Dissenting Shareholders entitled to be paid fair value in accordance with Section 4.1(b)(i)), be entitled to receive more than an aggregate of $13.00 in cash in respect of each Common Share held immediately prior to the occurrence of the steps set out in this Section 3.1.

3.2 Payment of Consideration

(a) At or immediately prior to the Effective Time, Corporation shall deposit or cause to be deposited with the Depositary:

(i) the aggregate amount of cash the holders of Options, RSUs and DSUs are entitled to receive under the Arrangement, and upon the effective time provided for in Section 3.1(c), such amounts shall in each case be held by the Depositary as agent and nominee for, and for the benefit of, the former holders of Options, RSUs and DSUs, respectively, for distribution to such former holders in accordance with the provisions of Article 5;

(ii) the aggregate amount of cash equal to the Redemption Amount (calculated without reference to whether any Shareholder has exercised Dissent Rights) provided for in Section 3.1(d), and, upon the effective time provided for in Section 3.1(d), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5; and

(iii) if applicable, the aggregate amount of cash equal to the amount of the Corporation Loan to satisfy the payment of a portion of the Purchaser Consideration provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amount shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

(b) At or immediately prior to the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary the aggregate amount of cash to satisfy the payment of the aggregate Purchaser Consideration (calculated without reference to whether any Shareholder has exercised Dissent Rights but taking into account the amount of the Corporation Loan, if any) provided for in Section 3.1(g), and, upon the effective time provided for in Section 3.1(g), such amounts shall be held by the Depositary as agent and nominee for and for the benefit of the former Shareholders, for distribution in accordance with the provisions of Article 5.

ARTICLE 4
RIGHTS OF DISSENT

4.1 Rights of Dissent

(a) Shareholders who are registered holders of Common Shares may exercise rights of dissent with respect to their Common Shares pursuant to and in the manner set forth in Section 190 of the CBCA and this Section 4.1 (the "**Dissent Rights**") in connection with the Arrangement as the same may be modified by the Interim Order or the Final Order; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Corporation before 5:00 p.m. on the Business Day preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(b) Dissent Shares held by Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have been cancelled by AmalCo in exchange for AmalCo Common Shares and AmalCo Preferred Shares as provided in Section 3.1(d)(iii) and such AmalCo Preferred Shares and AmalCo Common Shares shall be deemed to have been, respectively, (i) redeemed and cancelled as provided in Section 3.1(f)(ii) and (ii) transferred (free and clear of all Liens) to Purchaser as provided in Section 3.1(g)(ii), and if such Dissenting Shareholders:

(i) ultimately are entitled to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be entitled to be paid the fair value of such Dissent Shares by Purchaser and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holders not exercised their Dissent Rights in respect of such Dissent Shares, provided that the fair value of such Dissent Shares shall be allocated first to the AmalCo Preferred Shares redeemed and cancelled up to an amount equal to the Redemption Consideration, and any balance shall be allocated to the AmalCo Common Shares transferred; or

(ii) ultimately are not entitled, for any reason, to be paid the fair value of such Dissent Shares, such Dissenting Shareholders shall be deemed to have participated in the Arrangement (including as provided in Sections 3.1(f)(i) and 3.1(g)(i)) and shall receive the Consideration.

4.2 Recognition of Dissenting Shareholders

(a) In no circumstances shall Corporation, AmalCo, Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Common Shares in respect of which such rights are sought to be exercised.

(b) In no case shall Corporation, AmalCo, Purchaser or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time and the names of such Dissenting Shareholders shall be removed from the registers of Shareholders maintained by or on behalf of AmalCo at the Effective Time.

ARTICLE 5
PAYMENT AND CERTIFICATES

5.1 Delivery of Consideration

(a) Upon the surrender to the Depositary of a certificate which immediately prior to the Effective Time represented outstanding Common Shares together with a duly completed and executed Letter of Transmittal (it being understood that AmalCo Preferred Shares and AmalCo Common Shares will be evidenced by the certificates evidencing Common Shares as no certificates will be issued in accordance with Section 3.1(d)(ii)), and such additional documents and instruments as the Depositary may reasonably require, the Shareholder surrendering such certificate shall be entitled to receive in exchange for each Common Share represented thereby, and the Depositary shall, in exchange, deliver to the applicable Shareholder as soon as practicable and in accordance with Section3.1(f), a cheque (or other form of immediately available funds) representing the cash amount that such Shareholder is entitled to receive under the Arrangement, less any amounts withheld pursuant to Section 5.3.

(b) As soon as practicable after the Effective Time, the Depositary shall deliver on behalf of Corporation to each holder of Options, RSUs and DSUs, in accordance with Section 3.1(c), a cheque (or other form of immediately available funds) representing the cash amount that such holder of Options, RSUs or DSUs is entitled to receive under the Arrangement, as applicable, less any amounts withheld pursuant to Section 5.3.

(c) Until surrendered as contemplated by this Section 5.1, each certificate that immediately prior to the Effective Time represented outstanding Common Shares shall be deemed, immediately after the completion of the transactions contemplated in Section 3.1, to represent only the right to receive upon such surrender cash in lieu of such certificate as contemplated in Section 3.1. Any such certificate formerly representing outstanding Common Shares not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in Corporation, AmalCo, Purchaser or any other Person.

(d) Any payment made by way of cheque by the Depositary on behalf of Corporation, AmalCo or Purchaser, pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Date, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any Shareholder or holder of Options, RSUs or DSUs to receive the consideration for any Common Shares, Options, RSUs or DSUs pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Purchaser or Corporation, as the case may be, for no consideration and shall cease to represent a right or claim of any kind or nature.

(e) No Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any consideration with respect to Common Shares, Options, RSUs or DSUs other than the consideration to which such Shareholder or holder of Options, RSUs or DSUs is entitled to receive in accordance with Section 3.1, and no such Shareholder or holder of Options, RSUs or DSUs shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, subject to complying with Section 5.1 or 5.2, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Common Shares, Options, RSUs or DSUs with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Common Shares, Options, RSUs or DSUs.

5.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred pursuant to Section 3.1(e), shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, the cash amount which such holder is entitled to receive pursuant to Section 3.1(f), net of amounts required to be withheld pursuant to Section 5.3. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to Corporation, Purchaser and the Depositary in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to Purchaser against any claim that may be made against Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3 Withholding Rights

Each of Purchaser, AmalCo, Corporation, the Depositary or any other Person that makes a payment hereunder shall be entitled to (i) deduct and withhold from any consideration otherwise payable to any Shareholder or holder of Options, RSUs or DSUs under this Plan of Arrangement, such amounts as Purchaser, AmalCo, Corporation or the Depositary is directed to deduct and withhold or required to deduct and withhold with respect to such payment under the Tax Act or any provision of provincial, state, local or foreign tax law, subject to the provisions of any applicable income tax treaty between Canada and the country where the Shareholder or holder of Options, RSUs or DSUs is resident, and (ii) remit such deduction or withholding amount to or for remittance to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts shall be treated for all purposes as having been paid to the Shareholder or holder of Options, RSUs or DSUs, as applicable, in respect of which such deduction and withholding was made.

5.4 Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Common Shares, Options, RSUs and DSUs issued prior to the Effective Time, (ii) the rights and obligations of the holders of Common Shares, Options, RSUs and DSUs, Corporation, AmalCo, Purchaser and the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Common Shares, Options, RSUs and DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Corporation and Purchaser may amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Purchaser (in the case of an amendment, modification or supplement by Corporation) or Corporation (in the case of an amendment, modification or supplement by Purchaser), (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b) Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Corporation in accordance with the Arrangement Agreement at any time prior to the Meeting (provided that Purchaser shall have consented thereto) with or without any other prior notice or communication, and if so proposed and approved by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of Corporation and Purchaser, and (ii) if required by the Court, it is approved by Shareholders voting in the manner directed by the Court.

(d) Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Purchaser, provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the interests of any Shareholders or holders of Options, RSUs or DSUs and such amendment, modification or supplement to the Plan of Arrangement need not be filed with the Court or communicated to former Shareholders.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement and shall become effective without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

Schedule A

[AmalCo Common Shares and AmalCo Preferred Shares rights and restrictions to be attached to the Nordion Articles of Amalgamation]

The common shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) *Voting*. Each common share shall entitle the holder thereof to receive notice of any meeting of shareholders of Corporation, to attend such meetings and to one (1) vote at all meetings of the shareholders of the Corporation.

(b) *Dividends*. The holders of the common shares shall be entitled to receive during each year, as and when declared by the board of directors, dividends payable in money, property or by the issue of fully paid shares of the capital of the Corporation.

(c) *Liquidation, etc.* In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the common shares shall be entitled to receive the remaining property of the Corporation.

(d) *Fractions*. The common shares may be issued in fractions at any time and from time to time.

The preferred shares shall have attached thereto the following rights, privileges, restrictions and conditions:

(a) *Non-Voting*. Subject to the provisions of the CBCA or as otherwise provided herein, the holders of the preferred shares shall not be entitled to receive notice of, nor to attend or vote at, meetings of the shareholders of the Corporation.

(b) *Dividends*. The holders of the preferred shares shall be entitled to receive during each month, as and when declared by the board of directors, but always in preference and priority to any payment of dividends on the common shares or any other shares ranking junior to the preferred shares, non-cumulative dividends at a fixed rate of one third of one percent (1/3 of 1%) per month calculated on the Redemption Price (as hereinafter defined in paragraph II(f) of each such share, payable in money, property or by the issue of fully paid shares of any class of the share capital of the Corporation. The holders of the preferred shares shall not be entitled to any dividend in excess of the dividend hereinbefore provided for.

(c) *Liquidation, etc.* In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of property of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the preferred shares shall be entitled to receive for each preferred share, in preference and priority to any distribution of the property of the Corporation to the holders of the common shares or to any other shares ranking junior to the preferred shares, an amount equal to the Redemption Price plus all declared and unpaid dividends thereon, but shall not be entitled to share any further in the distribution of the property of the Corporation.

(d) *Redemption by Corporation*. The Corporation may, in the manner hereinafter provided, redeem at any time all, or from time to time any part, of the outstanding preferred shares on payment for each preferred share to be redeemed at the Redemption Price plus all declared and unpaid dividends thereon.

(e) *Purchase for Cancellation*. The Corporation may purchase for cancellation at any time all, or from time to time any part, of the preferred shares outstanding, by private contract at any price, or by invitation for tenders addressed to all the holders of the preferred shares at the lowest price at which, in the opinion of the directors, such shares are obtainable but not exceeding the Redemption Price thereof. If less than all of the preferred shares represented by any certificate be purchased for cancellation, a new certificate for the balance shall be issued.

(f) *Redemption Price*. For the purposes of the foregoing paragraphs II(b), (c), (d), and (e), and as adjusted for fractional shares, the "**Redemption Price**" of each whole preferred share shall be an amount equal to the quotient obtained by dividing (i) the Redemption Amount by (ii) the number of whole preferred shares issued and outstanding at each time.

(g) *No Change*. No change to any of the provisions of paragraphs II(a) to (f) or of this paragraph (g) shall have any force or effect until it has been approved by a majority of not less than two thirds (2/3) of the votes cast by the holders of the issued preferred shares, voting separately as a class at a meeting of such holders specially called for that purpose, or by a resolution in writing signed by all the holders of the preferred shares, in addition to any other approval required by the CBCA.

(h) *Fractions*. The preferred shares may be issued or redeemed in fractions at any time and from time to time.

Interpretation

"**Plan of Arrangement**" means and refers to the plan of arrangement, made in accordance with the Arrangement Agreement dated March 28, 2014, entered into by Nordion Inc. STHI Holding Corp., STHI Intermediate Holding Corp., Sterigenics International LLC and 8832528 Canada Inc. and attached as Appendix "A" to the management information circular of Nordion Inc. dated April 22, 2014 relating to the annual and special meeting of shareholders of Nordion Inc., subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement, or made at the direction of the Court in the Final Order with the prior written consent of Corporation and Purchaser, each acting reasonably.

The items not otherwise defined herein have the meaning ascribed to them in the Plan of Arrangement.

Exhibit I

[Nordion Articles of Amalgamation to be attached in accordance with the Arrangement Agreement]

Exhibit III

Final Order

See attached.

Court File No. CV-14-10524-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE	)	WEDNESDAY, THE 11TH
	)	
JUSTICE WILTON-SIEGEL	)	DAY OF JUNE, 2014

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE *CANADA BUSINESS CORPORATIONS ACT*, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE *RULES OF CIVIL PROCEDURE*

AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING NORDION INC.

ORDER

THIS APPLICATION made by the Nordion Inc. ("Nordion") pursuant to section 192 of the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended, (the "CBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Application issued on April 22, 2014, the affidavit of Grant Gardiner sworn April 22, 20 14, the supplementary affidavit of Grant Gardiner sworn June 9, 2014, together with the exhibits thereto, and the Interim Order of the Honourable Justice MacEwan dated April 14, 2014 and

ON HEARING the submissions of counsel for Nordion and counsel for 8832528 Canada Inc. (the "Purchaser"), and on being advised that the Director appointed under the CBCA does not consider it necessary to appear on this application, no-one appearing for any other person, including any shareholder of Nordion, and having determined that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order is an arrangement for the purposes of section 192 of the CBCA and is fair and reasonable in accordance with the requirements of that section,

1. **THIS COURT ORDERS** that the Arrangement, as described in the Plan of Arrangement attached as Schedule "A" to this order, shall be and is hereby approved.

2. **THIS COURT ORDERS** that the Applicant shall be entitled to seek leave to vary this order upon such terms upon giving such notice as this court may direct, to seek the advice and directions of this court as to the implementation of this order, and to apply for such further order or orders as may be appropriate.

ENTERED AT / INSCRIT A TORONTO
ON / BOOK NO:
LE / DANS LE REGISTRE NO.:

JUN 1 1 2014

Wilton-Siegel J.

IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT INVOLVING NORDION INC.

Court File No. CV-14-10524-00CL

ONTARIO
SUPERIOR COURT OF JUSTICE
(COMMERCIAL LIST)
Proceeding Commenced at Toronto

ORDER

STIKEMAN ELLIOTT LLP
Barristers & Solicitors
5300 Commerce Court West
199 Bay Street
Toronto, Canada M5L 1B9

Ellen M. Snow LSUC#: 52369B
Tel: (416) 869-5286
Fax: (416) 947-0866

Solicitors for the Applicant,
Nordion Inc.